The Board of Directors
Encon Systems, Inc.:

We consent to the use of our reports incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated April 3, 1996 contains an explanatory paragraph that states that the accompanying financial statements for 1995 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's loss from operations and limited capital resources cause substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report refers to a change in the percentage of completion method from the completed contract method of accounting.


                                                       /s/ KPMG Peat Marwick LLP

Boston, Massachusetts
June 10, 1996